Mail Stop 4561

June 3, 2008

Marc Benioff
Chairman and Chief Executive Officer
salesforce.com, inc.
The Landmark @ One Market, Suite 300
San Francisco, CA 94105

>   **Re: salesforce.com, inc.**
>   **Form 10-K for the Fiscal Year Ended January 31, 2008**
>   **Filed February 29, 2008**
>   **File No. 001-32224**
>
>   **Definitive Proxy Statement on Schedule 14A**
>   **Filed May 28, 2008**
>   **File No. 001-32224**

Dear Mr. Benioff:

We have reviewed your filings and have the following comments. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 36

1.   In addition to discussing how salesforce.com earns revenues and income and generates cash, an informative overview section provides insight into challenges and risks on which the registrant's executives are most focused. We note that salesforce.com hopes to continue to add substantial numbers of paying subscriptions and upgrade customers to more fully featured versions of your Unlimited Edition, and that you plan to invest for future growth by expanding your data center capacity, both domestically and internationally, hire additional personnel, expand your domestic and international selling and marketing

Marc Benioff
salesforce.com, inc.
June 3, 2008
Page 2

activities, etc. Please tell us what consideration you gave to providing insight with respect to material short- and long-term challenges and risks in connection with these activities, as well as the actions executives are taking to address them. See Section III.A of SEC Release 33-8350.

2.   You provide discussion and analysis of past financial condition and operating analysis, however, there does not appear to be much emphasis, if any, on your prospective financial condition and operating performance. Please tell us what consideration you gave to including disclosure in your MD&A discussing prospective matters, such as subscription trends. See Section III.B.3 of SEC Release 33-8350.

Evaluation of disclosure controls and procedures, page 83

3.   We note your disclosure that your "disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in periodic SEC reports is accumulated and communicated …." Similar disclosure is set forth in your most recent 10-Q. In future filings, please clarify, if true, the conclusions of the principal executive and principal financial officer that the disclosure controls and procedures are, in fact, effective at the "reasonable assurance" level. Refer to Section II.F.4. of SEC Release 33-8238.

Definitive Proxy Statement

Executive Compensation and Other Matters

Compensation Discussion and Analysis, page 29

4.   We note your use of peer group comparison and benchmarking surveys. Please clarify whether you use specific peer group compensation percentiles in making compensation decisions. If so, please clarify what consideration you gave to disclosing the actual percentiles for fiscal 2008 compensation and each benchmarked element of compensation. Disclosure in this regard should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters.

5.   The compensation discussion and analysis should be sufficiently precise to capture material differences in compensation policies with respect to individual named executive officers. Refer to Section II.B.1 of SEC Release No. 33-8732A. In this regard, we note the size of Mr. Cakebread's option awards granted in fiscal 2008 relative to other named executive officers. We would expect to see a detailed analysis of how and why the compensation of your highest-paid named

executive officers differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different than the other officers, this should be discussed on an individualized basis.

6.   Future filings should elaborate to a greater extent on the role of Mr. Benioff in determining compensation and his input during the crafting of compensation packages. For example, can Mr. Benioff call or attend compensation committee meetings? Can he meet with your compensation consultants? Refer to Item 402(b)(2)(xv).

Grants of Plan-Based Awards, page 37

7.   We note that salesforce.com's non-equity incentive plan awards are based upon a formula that includes some discretion as to amounts paid. Please consider clarifying the degree of discretion that the Compensation Committee has and the circumstances under which the discretion would be used.

Policies and Procedures with Respect to Related Party Transactions, page 41

8.   We note your disclosure that your Audit Committee Charter requires that the Audit Committee review and approve any related party transactions, after reviewing each such transaction for potential conflicts of interests and other improprieties, but that your filing does not discuss your policies and procedures regarding transactions with related persons. Item 404(b) of Regulation S-K requires a description of the company's policies and procedures for the review, approval or ratification of transactions with related persons that are reportable under Item 404(a).

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael F. Johnson at (202) 551-3477 with any other questions. If you need anything further, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (415) 901-8437
        David Schellhase
        Senior Vice-President and General Counsel